Exhibit 99.2

EXECUTION COPY

GFL INTERNATIONAL CO., LTD.

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GANFENG LITHIUM NETHERLANDS CO., B.V.

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GANFENG LITHIUM CO., LTD.

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LITHIUM AMERICAS CORP.

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2265866 ONTARIO INC.

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EXAR CAPITAL B.V.

TRANSACTION AGREEMENT
April 1, 2019

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TABLE OF CONTENTS
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TABLE OF CONTENTS
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THIS TRANSACTION AGREEMENT is dated this 1st day of April, 2019

BETWEEN:

GFL INTERNATIONAL CO., LTD., a corporation organized under the laws of Hong Kong (“GFL”)

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GANFENG LITHIUM NETHERLANDS CO., B.V., a corporation organized under the laws of The Netherlands (“GHC”, and together with GFL, “GFL Minera Group”)

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GANFENG LITHIUM CO., LTD. a corporation organized under the laws of the People’s Republic of China (“GFL Parent”, and together with GFL and GHC, “GFL Group”).

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LITHIUM AMERICAS CORP., a corporation organized under the laws of British Columbia, Canada, (“LAC”)

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2265866 ONTARIO INC., a corporation organized under the laws of the Province of Ontario, (“226”, and together with LAC, “LAC Group”)

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EXAR CAPITAL B.V., a corporation organized under the laws of the Netherlands (“NHC”)

RECITALS:

A.

The members of the LAC Group collectively: (i) are the registered and beneficial owners of, and exercise control and direction over, 352,542,360 of the issued and outstanding Class A Shares, representing 62.5% of the aggregate amount of issued and outstanding Company Shares, (ii) are the registered and beneficial owners of, and exercise control and direction over, 1,562,500 of the issued and outstanding NHC Shares, representing 62.5% of the issued and outstanding NHC Shares, and (iii) hold Shareholder Loans of NHC.

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B.

The members of the GFL Group collectively: (i) are the registered and beneficial owners of, and exercise control and direction over, 211,525,416 of the issued and outstanding Class C Shares, representing 37.5% of the aggregate amount of issued and outstanding Company Shares, (ii) are the registered and beneficial owners of, and exercise control and direction over, 937,500 of the issued and outstanding NHC Shares, representing 37.5% of the issued and outstanding NHC Shares, and (iii) hold Shareholder Loans of NHC.

C.	GFL Minera Group is currently committed to fund LAC, NHC and the Company as follows:

1.	GFL Minera Group must fund its proportionate obligation (37.5%) of capital calls made by the Company (through NHC and/or directly to the Company) pursuant to the Shareholders Agreement;

2.	GFL, as lender, must fund its proportionate liability (up to its commitment of $125 million, with Bangchak being liable to fund up to its commitment of $80 million) to LAC under the Amended and Restated Credit and Guarantee Agreement dated as of July 14, 2017, as amended (the “Credit Agreement”); and

3.	GFL, as lender, must fund its obligations (up to its commitment of $100 million) to LAC under the Limited Recourse Subordinated Loan Agreement dated October 31, 2018 (the “Subordinated Loan Agreement”).

D.

GFL is also a party to the Amended and Restated GFL Lithium Purchase Agreement (the “GFL Offtake Agreement”), pursuant to which GFL is entitled to purchase up to 80% of LAC Group’s interest (limited to 50% of the interests in the Company under the GFL Offtake Agreement) in Stage 1 of the Cauchari-Olaroz Project, (being a total capacity of 25,000 metric tonnes per year of lithium carbonate).

E.

The Parties have agreed to enter into this Agreement, pursuant to which, upon completion of the transactions contemplated hereunder, among other things, the GFL Minera Group will increase its equity ownership in the Company from 37.5% to 50%, with the result that the LAC Group and the GFL Minera Group will jointly control the Company (such transactions, the “Transactions”).

F.	Pursuant to MI 61-101 GFL is a “related party” (within the meaning of MI 61-101) of LAC and, as such, the Transactions constitute “related party transactions” (as defined in MI 61-101).

G.	LAC has obtained a formal valuation prepared by Blair Franklin Capital Partners Inc. as required under MI 61-101 in connection with the Transactions and will seek LAC Shareholder Approval.

H.	The Transactions constitute related party transactions for GFL pursuant to the requirements of the Hong Kong Stock Exchange and in connection therewith, GFL will seek GFL Parent Shareholder Approval.

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THEREFORE, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

The following terms shall have the following meanings when used in this Agreement:

(a)	“226” means 2265866 Ontario Inc., a corporation organized under the laws of Ontario.

(b)	“Affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly.

(c)	“Agreement” means this Transaction Agreement, including all schedules, and all amendments or restatements, as permitted, and references to “Article” or “Section” mean the specified Article or Section of this Agreement.

(d)	“Amended Company By-laws” means the amended and restated Company By-laws to become effective at the Closing in a form acceptable to the Parties, acting reasonably.

(e)	“Amended Shareholders Agreement” means the amended and restated Shareholders Agreement to be entered into on Closing, in a form acceptable to the Parties, acting reasonably, and having the terms set forth on the term sheet attached as Exhibit A.

(f)	“Bangchak” means BCP Innovation Pte. Ltd., a corporation existing under the laws of Singapore.

(g)	“Bankruptcy and Equity Exception” means any bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing.

(h)	“Business Day” means any day, other than a Saturday or Sunday, on which commercial banks located in Toronto (Canada), Hong Kong and Buenos Aires (Argentina) are open for banking business during normal banking hours.

(i)	“Cauchari-Olaroz Project” means the Cauchari-Olaroz lithium brine project in Jujuy, Argentina.

(j)	“Claims” means claims, demands, complaints, grievances, actions, applications, suits, causes of action, Orders, charges, indictments, prosecutions, informations or other similar processes, assessments or reassessments, judgments, debts, liabilities, penalties, fines, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or

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undisputed, contractual, legal or equitable, including loss of value, professional fees, including fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing, excluding exemplary, punitive damages, unless pursuant to third party Claims.

(k)	“Class A Shares” means the Class A nominative, and non-endorsable shares, with one voting right per share and with a face value of one Argentine Peso (ARS 1) in the capital of the Company.

(l)	“Class C Shares” means the Class C nominative, and non-endorsable shares, with one voting right per share and with a face value of one Argentine Peso (ARS 1) in the capital of the Company.

(m)	“Closing” means the closing of the Transactions.

(n)	“Closing Ancillary Agreements” means, collectively, the Amended Shareholders Agreement, such other documents as are required to be delivered by the Parties pursuant to Article 3, and such other officers certificates, directions, and related documents as are customarily delivered at closing for transactions of this nature.

(o)	“Closing Date” means the date that is five Business Days following satisfaction or waiver of the conditions precedent set forth in Article 6 and Article 7, other than those conditions that, by their terms, cannot be satisfied until the Closing Time, or such other date as may be agreed in writing between the Parties.

(p)	“Closing Time” has the meaning given to such term in Section 2.2.

(q)	“Company” means Minera Exar S.A., a corporation organized under the Laws of Argentina.

(r)	“Company By-laws” means the by-laws of the Company.

(s)	“Company Shares” means the shares in the capital of the Company, including, for certainty, the Class A common shares and Class C common shares.

(t)	“Contracts” means contracts, licences, leases, agreements, obligations, promises, undertakings, understandings, arrangements, documents, commitments, entitlements or engagements to which any Party is a party or by which any Party is bound or under which any Party has, or will have, any liability or contingent liability (in each case, whether written or oral, express or implied), and includes any quotations, orders, proposals or tenders which remain open for acceptance and warranties and guarantees.

(u)	“control” (including the terms “controlled by”, “controlling”, and “under common control with”) means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management policies of a Person, whether

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through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.

(v)	“Credit Agreement” has the meaning given to such term in the recitals.

(w)	“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, options or adverse claims or encumbrances of any kind or character whatsoever.

(x)	“GFL” has the meaning given to such term in the preamble.

(y)	“GFL Board” means the board of directors of GFL as the same is constituted from time to time.

(z)	“GFL Closing Regulatory Approvals” has the meaning ascribed thereto in Section 4.5(a).

(aa)	“GFL Group” has the meaning given to such term in the preamble.

(bb)	“GFL Minera Group” has the meaning given to such term in the preamble.

(cc)	“GFL Offtake Agreement” has the meaning given to such term in the recitals.

(dd)	“GFL Parent Board” means the board of directors of GFL Parent as the same is constituted from time to time.

(ee)	“GFL Parent Board Recommendation” has the meaning ascribed thereto in Section 4.3.

(ff)	“GFL Parent Change in Recommendation” means, if prior to the receipt of GFL Parent Shareholder Approval, the GFL Parent Board shall have failed to recommend or withdrawn, amended, modified or qualified, in a manner adverse to the LAC Group, or stated an intention to withdraw, amend, modify or qualify the GFL Parent Board Recommendation.

(gg)	“GFL Parent Shareholder Approval” means the approval of the GFL Parent Transaction Resolution by a simple majority of the votes cast by GFL Parent Shareholders present in person or represented by proxy at the GFL Parent Shareholder Meeting.

(hh)	“GFL Parent Shareholder Meeting” means the special meeting of the GFL Parent Shareholders, including any adjournment or postponement thereof, to be called and held to consider the GFL Parent Transaction Resolution.

(ii)	“GFL Parent Shareholders” means the registered and/or beneficial holders of GFL Parent Shares.

(jj)	“GFL Parent Shares” means the issued and outstanding shares in the capital of GFL Parent.

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(kk)	“GFL Parent Transaction Resolution” means the special resolution of the GFL Parent Shareholders approving the Transactions which is to be considered at the GFL Parent Shareholder Meeting.

(ll)	“GHC” has the meaning given to such term in the preamble.

(mm)	“Governmental Authorities” means governments, regulatory authorities, governmental departments, agencies, commissions, bureaus, officials, ministers, Crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities:

(i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or

(ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

(nn)	“Issued Shares of the Company” has the meaning given to such term in Section 2.1(a).

(oo)	“LAC” has the meaning given to such term in the preamble.

(pp)	“LAC Board” means the board of directors of LAC as the same is constituted from time to time.

(qq)	“LAC Board Recommendation” has the meaning ascribed thereto in Section 5.3.

(rr)	“LAC Change in Recommendation” means, if prior to the receipt of LAC Shareholder Approval, the LAC Board shall have failed to recommend or withdrawn, amended, modified or qualified, in a manner adverse to the GFL Group, or stated an intention to withdraw, amend, modify or qualify the LAC Board Recommendation.

(ss)	“LAC Circular” means the notice of the LAC Shareholder Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the LAC Shareholders in connection with the LAC Shareholder Meeting, as amended, supplemented or otherwise modified from time to time.

(tt)	“LAC Group” has the meaning given to such term in the preamble.

(uu)	“LAC Repayment Amount” has the meaning given to such term in Section 2.1(b).

(vv)	“LAC Shareholder Approval” means the approval of the LAC Transaction Resolution by a simple majority of the votes cast by LAC Shareholders present in person or represented by proxy at the LAC Shareholder Meeting, excluding the

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votes cast by LAC Shareholders that are required to be excluded pursuant to MI 61-101 for purposes of the Transactions.

(ww)	“LAC Shareholder Meeting” means the special meeting of the LAC Shareholders, including any adjournment or postponement thereof, to be called and held to consider the LAC Transaction Resolution.

(xx)	“LAC Shareholders” means the registered and/or beneficial holders of LAC Shares.

(yy)	“LAC Shares” means common shares in the capital of LAC.

(zz)	“LAC Special Committee” means the special committee of independent directors of the LAC Board.

(aaa)	“LAC Transaction Resolution” means the special resolution of the LAC Shareholders approving the Transactions which is to be considered at the LAC Shareholder Meeting.

(bbb)	“Laws” means applicable laws (including common law or civil law), statutes, by-laws, rules, regulations, Orders, ordinances, protocols, codes, guidelines, treaties, policies, notices, directions, decrees, judgments, awards or requirements, in each case of any Governmental Authority.

(ccc)	“Loss” or “Losses” means all actually suffered or incurred and paid judgments, debts, liabilities, penalties, fines, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable, including loss of value, professional fees, including reasonable fees and disbursements of legal counsel on a full indemnity basis, and all costs incurred in investigating or pursuing any of the foregoing or any proceeding relating to any of the foregoing, excluding exemplary, aggravated or punitive damages, unless pursuant to third party Claims.

(ddd)	“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

(eee)	“NHC” means Exar Capital B.V., a corporation organized under the laws of the Netherlands.

(fff)	“NHC Shares” means shares in the capital of NHC.

(ggg)	“Notice” has the meaning given to such term in Section 11.4.

(hhh)	“Orders” means orders, injunctions, judgments, administrative complaints, decrees, rulings, awards, assessments, directions, instructions, penalties or sanctions issued, filed or imposed by any Governmental Authority or arbitrator.

(iii)	“Outside Date” means August 31, 2019.

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(jjj)	“Participant Interest” has the meaning given in the Shareholders Agreement.

(kkk)	“Parties” means, collectively, GFL, GHC, GFL Parent, LAC, 226, NHC and the Company and “Party” means any one of them.

(lll)	“Person” means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, Governmental Authority, and where the context requires any of the foregoing when they are acting as trustee, executor, administrator or other legal representative.

(mmm)	“Proceedings” means any investigations (including any audit or examination), actions, claims, suits or proceedings (public or private) by or before a Governmental Authority or any arbitrator.

(nnn)	“Proportionate Share” has the meaning given to such term in the Shareholders Agreement.

(ooo)	“Representative” means, with respect to any Person, any director, officer or employee of such Person and any agent, consultant, legal, accounting, financial or other advisor or other representative authorized by such Person to represent or act on behalf of such Person.

(ppp)	“Shareholder Loans” means any “Shareholder Loans” as such term is defined in the Shareholders Agreement that form part of the “Participant Interests” under the Shareholders Agreement.

(qqq)	“Shareholders Agreement” means the Cauchari-Olaroz Project Shareholders Agreement among LAC, 226, GFL, GHC, NHC and the Company, dated October 31, 2018, as amended.

(rrr)	“Subscription Price” means $160,000,000.00 in cash.

(sss)	“Subordinated Loan Agreement” has the meaning given to such term in the recitals.

(ttt)	“Subsidiary” means with respect to any Person, any other Person who, directly or indirectly, is controlled by such first Person.

(uuu)	“Taxes” means, with respect to any Person, all supranational, national, federal, provincial, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers’ compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on

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minimum taxes, GST/HST, customs duties or other taxes of any kind whatsoever imposed or charged by any Governmental Authority and any instalments in respect thereof, interest, penalties, or additions with respect thereto and any interest in respect of such additions or penalties, and whether disputed or not, and “Tax” means any one of such Taxes.

(vvv)	“Transactions” has the meaning given to such term in the recitals.

1.2	Certain Rules of Interpretation

In this Agreement:

(a)	Currency – Unless otherwise specified, all references to money amounts are to lawful currency of the United States.

(b)	Definitions – Capitalized words or phrases that are defined anywhere in this Agreement, or defined by cross-reference in this Agreement to another agreement or other document, shall have the meanings so assigned to them wherever they are used in this Agreement.

(c)	Governing Law – This Agreement, and any dispute arising out of, relating to, or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario of any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the Province of Ontario. The Parties hereby irrevocably and unconditionally agree that service of any process, summons, notice or document by registered mail to the addresses of the Parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against any Party in such court.

(d)	Headings – Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

(e)	Including – Where the word “including” or “includes” is used in this Agreement, it means “including (or includes) without limitation”.

(f)	No Strict Construction – The language used in this Agreement is the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Party.

(g)	Number and Gender – Unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

(h)	Severability – If, in any jurisdiction, any provision of this Agreement or its application to any Party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of

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such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other Parties or circumstances.

(i)	Statutory references – A reference to a statute includes all regulations and rules made pursuant to such statute and, unless otherwise specified, the provisions of any statute, regulation or rule which amends, supplements or supersedes any such statute, regulation or rule.

(j)	Time – Time is of the essence in the performance of the Parties’ respective obligations.

(k)	Time Periods – Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day.

1.3	Knowledge

Any reference to the knowledge of any Party means to the best of the knowledge, information and belief of such Party after reviewing all relevant records and making due inquiries regarding the relevant matter of all relevant directors, officers and employees of such Party.

1.4	Entire Agreement

This Agreement and the agreements and other documents required to be delivered pursuant to this Agreement, constitute the entire agreement between the Parties and set out all the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. Other than the Shareholders Agreement, the Credit Agreement, the Subordinated Loan Agreement, the GFL Offtake Agreement, the strategic collaboration agreement dated August 13, 2018, the transaction agreement dated August 13, 2018, the supplemental transaction agreement dated August 13, 2018 and the documents delivered thereunder there are no covenants, promises, warranties, representations, conditions, understandings or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and any document required to be delivered pursuant to this Agreement.

1.5	Exhibits

Exhibit A - Term Sheet for Amended Shareholders Agreement is an integral part of this Agreement.

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ARTICLE 2
SUBSCRIPTION; PURCHASE AND SALE

2.1	Actions by Parties

On the terms and conditions of this Agreement, at the Closing:

(a)	GHC shall subscribe for with premium 141,016,944 Class C Shares (the “Issued Shares of the Company”) for an aggregate subscription price equal to the Subscription Price and the LAC Group and GFL Minera Group shall cause the Company to issue the Issued Shares of the Company to GHC, which will result in the GFL Minera Group and the LAC Group each holding a 50% ownership interest in the Company, subject to the rights of JIMSE to acquire an approximate 8.5% interest in the Company;

(b)	the LAC Group and the GFL Minera Group shall cause the Company and NHC to, repay to LAC an aggregate principal amount of loans used for the construction and development of the Cauchari-Olaroz Project equal to $8,000,000.00 plus accrued but unpaid interest thereon (the “LAC Repayment Amount”); and

(c)	the Parties shall take the actions and make the closing deliveries set forth in Article 3.

2.2	Time and Place of Closing

The Parties will use all commercially reasonable efforts to complete the consummation of the Transactions as soon as reasonably practicable. The Closing will take place at the offices of Osler, Hoskin & Harcourt LLP in Toronto, Ontario, at 10:00 a.m. (Toronto time) (the “Closing Time”) on the Closing Date. The Closing shall be deemed effective as of 12:00 a.m. on the Closing Date.

2.3	Use of Proceeds

The LAC Group and GFL Minera Group shall cause the Company to use the Subscription Price for the purpose of construction and development expenses of the Cauchari-Olaroz Project.

ARTICLE 3
PAYMENTS AND CLOSING DELIVERIES

3.1	Payments

(a)	Not later than three Business Days prior to the Closing Date, GHC shall transfer to its legal counsel in Canada, Gowling WLG (Canada) LLP, in trust, all amounts required to be paid by GFL Minera Group at the Closing, including the Subscription Price.

(b)	On the Closing Date, GFL Minera Group shall cause Gowling WLG (Canada) LLP to pay (and upon such instruction Gowling WLG (Canada) LLP shall pay), by wire transfer of immediately available funds on behalf of GHC, to the

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Company, an amount equal to the Subscription Price to an account designated in writing by the Company;

(c)	On the Closing Date, LAC Group and GFL Minera Group shall cause the Company and NHC to pay to LAC by wire transfer of immediately available funds to an account designated by LAC an amount equal to the LAC Repayment Amount.

3.2	GFL Minera Group Closing Deliveries

At the Closing, in addition to the payments required by Section 3.1, the GFL Minera Group shall deliver or cause to be delivered to the Company, NHC and the LAC Group, as the case may be:

(a)	the Amended Shareholders Agreement executed by GFL and GHC;

(b)	a certificate from a senior officer of GFL addressed to LAC confirming the satisfaction of the conditions set forth in Sections 7.1 and 7.2; and

(c)	all such other documentation or evidence as is necessary to establish the consummation of the Transactions and the taking of all required corporate proceedings by the GFL Group in connection with the Transactions.

3.3	LAC Group Closing Deliveries

At the Closing, the LAC Group shall deliver or cause to be delivered to the Company, NHC and the GFL Minera Group, as the case may be:

(a)	the Amended Shareholders Agreement executed by LAC and 226;

(b)	a certificate from a senior officer of LAC addressed to GFL confirming the satisfaction of the conditions set forth in Sections 6.1 and 6.2; and

(c)	all such other documentation or evidence as is necessary to establish the consummation of the Transactions and the taking of all required corporate proceedings by the LAC Group in connection with the Transactions.

3.4	Additional Closing Deliveries

At the Closing, the LAC Group and the GFL Minera Group shall cause to be delivered the following:

(a)	evidence of the issuance of the Issued Shares of the Company to GHC;

(b)	the Amended Shareholders Agreement executed by the Company and NHC;

(c)	the Amended Company By-laws executed and duly adopted by the Company;

(d)	a legal opinion of Argentine counsel to the Company confirming the on good standing of the Company, the valid issuance of the Issued Shares of the Company

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and the authorized and issued share capital of the Company and the named Directors of the Company;

(e)	a tax opinion regarding the Argentine tax consequences, if any, of the Transaction Agreement and actions contemplated by it;

(f)	a certificate of NHC confirming its outstanding share capital and its assets and liabilities; and

(g)	all such other documentation or evidence as is necessary to establish the consummation of the Transactions and the taking of all required corporate proceedings by the Company in connection with the Transactions.

3.5	Corporate Actions

At the Closing, the GFL Minera Group and the LAC Group shall:

(a)	cause the Company to:

	(i)	hold the necessary board of directors’ meetings and a unanimous shareholders’ meeting to:

		(A)	approve the GHC subscription for the Issued Shares as set out in this Agreement;

		(B)	approve and deliver the LAC Repayment Amount to LAC;

		(C)	enter into the amended Shareholders Agreement;

		(D)	approve and deliver the Amended Company By-Laws; and

	(ii)	perform all necessary actions in accordance to the applicable Laws to that end, including the issuance of certificates representing the Issued Shares to GHC and the instruction to the Company’s president to record the Issued Shares on the Stock Registry Book of the Company.

(b)	execute and deliver and cause the execution and delivery of such resolutions as may be necessary to appoint additional members to the Management Committee (as defined in the Shareholders Agreement) to provide for equal representation on the Management Committee;

(c)	execute and deliver and cause the execution and delivery of such resolutions as may be necessary to appoint additional directors to the board of directors of NHC to provide for equal representation on the board of directors of NHC; and

(d)	take such actions as may be appropriate to cause funding of the Company directly or indirectly, other than through NHC.

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3.6	Funding

(a)	From and after execution of this Agreement, the Parties agree that the Company shall make cash calls for funding from GFL Minera Group and LAC Group on a monthly basis in respect of its funding requirements for the following one month period such that the Company will have sufficient cash to cover all budgeted development expenditures for at least the following one month worth of budgeted funding. GFL Minera Group and LAC Group agree that they will fund their respective obligations under the Shareholders Agreement, the Credit Agreement, and the Subordinated Loan Agreement, as applicable. The Parties acknowledge that LAC Group intends to rely on draws made and advances by the GFL Minera Group under the Credit Agreement to satisfy its respective funding obligations to the Company.

(b)	Without limiting the generality of Section 3.6(a), by way of illustration, if the Company makes a capital call for funding from GFL Minera Group in April in respect of the month of May 2019, then GFL Minera Group will provide funding to cover the Company’s expenditures for the month of May 2019. Following closing of the Transactions, the Parties agree that the Company shall make cash calls for funding from GFL Minera Group and LAC Group on a two-month forward basis, such that the Company will have sufficient cash to cover all budgeted development expenditures at minimum the following two-months worth of budgeted funding.

(c)	The Parties agree and acknowledge that failure by GFL Minera Group to promptly provide the funding required by the Company as contemplated by this Section 3.6 for any reason, including indirectly in respect of draws by LAC pursuant to the Credit Agreement or the Subordinated Loan Agreement intended to be used by LAC to fund its proportionate share of the Company’s expenditures, shall, without limiting any and all of LAC Group’s rights at law, be deemed to be a failure to provide funding pursuant to Section 8.5 of the Shareholders Agreement and GFL Minera Group shall be deemed to be a “Defaulting Participant” pursuant to Section 10.1 of the Shareholders Agreement. For certainty, in such case, a failure of the GFL Minera Group to provide funding (or a failure of Bangchak to provide funding in circumstances where GFL Minera Group has failed to provide funding) shall not be a default of LAC Group under the Shareholders Agreement. Following any such default, in addition to any other remedies available at law, the LAC Group shall be entitled to avail itself of the remedies available to a “Non-Defaulting Participant” pursuant to the Shareholders Agreement.

3.7	Credit Agreement and Subordinated Loan Agreement

The Parties acknowledge and agree that the completion of the Transactions under this Agreement are conditional upon obtaining the consent of the LAC Group’s lenders under the Credit Agreement. GFL, in its capacity as a lender under the Credit Agreement and Subordinated Loan Agreement, hereby consents to the performance and completion of the Transactions under this Agreement. For greater certainty, the aforementioned consent is not intended as consent to

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transactions not contemplated by this Agreement, which would otherwise require GFL’s further consent in accordance with the Credit Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE GFL MINERA GROUP

Each member of the GFL Minera Group represents and warrants to the LAC Group the matters set out below.

4.1	Status of GFL, GHC and GFL Parent

GFL is a corporation existing under the laws of Hong Kong. GHC is a corporation existing under the laws of the Netherlands. GFL Parent is a corporation existing under the laws of the People’s Republic of China.

4.2	Due Authorization and Enforceability of Obligations

(a)	Each member of the GFL Group has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of each member of the GFL Group, except for, as of the date of this Agreement, the GFL Parent Shareholder Approval. This Agreement has been duly executed and delivered by each member of the GFL Group and constitutes, assuming the due authorization, execution and delivery by each of the other Parties, a valid and binding obligation of each member of the GFL Group enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)	Each of the Closing Ancillary Agreements will, at the Closing, have been duly executed and delivered by each applicable member of the GFL Group and will constitute, assuming the due authorization, execution and delivery by each of the other Parties, a valid and binding obligation of each applicable member of the GFL Group enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)	The GFL Parent Shareholder Approval is the only vote or consent of GFL Parent Shareholders or holders of securities of GFL or GHC or any other Affiliate of GFL necessary to authorize the entering into by each member of the GFL Group of this Agreement or any Closing Ancillary Agreement or the consummation by the GFL Group of the Transactions or the performance by the members of the GFL Group of their respective obligations under this Agreement, the Shareholders Agreement, the Amended Shareholders Agreement, the Credit Agreement or the Subordinated Loan Agreement.

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4.3	Board Approval and Recommendation

The GFL Board and GFL Parent board of directors have unanimously determined (with Mr. Xiaoshen Wang having declared a conflict) that the Transactions are in the best interests of GFL and GFL Parent, respectively, approved the entering into by the GFL Group of this Agreement and the completion of the Transactions contemplated hereby and thereby, and resolved to recommend that the GFL Parent Shareholders vote in favour of the GFL Parent Transaction Resolution at the GFL Parent Shareholder Meeting (the “GFL Parent Board Recommendation”).

4.4	Absence of Conflicts

Except for the requirement to obtain GFL Parent Shareholder Approval and the GFL Closing Regulatory Approvals, no member of the GFL Group is a party to, bound or affected by or subject to any:

(a)	Contract;

(b)	memorandum and articles of association, charter or by-law; or

(c)	Laws or Governmental Authorizations;

that (with or without notice or the passage of time or both) would be violated, breached by, or under which default would occur or an Encumbrance would be created, or in respect of which the obligations of the GFL Group will increase or the rights or entitlements of the GFL Group will decrease or any obligation on the part of the GFL Group to give notice to any Governmental Authority will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement, except as would not, individually or in the aggregate, adversely affect or reasonably be expected to prevent or significantly impede or materially delay the ability of any member of the GFL Group to enter into this Agreement or the completion of any of the Transactions.

4.5	Regulatory Approvals

(a)	Except for:

	(i)	the approval of the National Development and Reform Commission of the People’s Republic of China;

	(ii)	the approval of the Provincial Democratic Reform Commission of the People’s Republic of China;

	(iii)	the approval of the State Administration of Foreign Exchange of the People’s Republic of China;

	(iv)	the approval of the Ministry of Commerce of the People’s Republic of China;

(collectively, the “GFL Closing Regulatory Approvals”), no approval, Order, consent of, or filing with, any Governmental Authority is required to be obtained

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at or prior to the Closing Date on the part of any member of the GFL Group or any of their respective Affiliates in connection with:

(v)	the execution, delivery and performance of this Agreement or any applicable Closing Ancillary Agreement or the performance of the obligations of the GFL Group under this Agreement or any such Closing Ancillary Agreement;

(vi)	the performance of the obligations of the GFL Minera Group under the Shareholders Agreement or the Amended Shareholders Agreement (including, for the avoidance of doubt, any funding obligations of the GFL Minera Group under such agreements); and

(vii)	the Credit Agreement or Subordinated Loan Agreement (including, for the avoidance of doubt, any funding obligations of the GFL Minera Group under such agreements).

4.6	Litigation

There are no Claims or Proceedings, including appeals and applications for review, in progress or pending, or, to the knowledge of the GFL Group, threatened against or affecting the GFL Group or Ganfeng Parent before any Governmental Authority, which, if determined adversely to the GFL Group or Ganfeng Parent, would,

(a)	enjoin, restrict or prohibit the completion of any of the Transactions, or

(b)	delay, restrict or prevent the GFL Group or Ganfeng Parent from fulfilling any of its obligations set out in this Agreement or arising therefrom,

and the GFL Group has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

4.7	Available Funds

The GFL Minera Group has, and will have at the Closing Time, sufficient and fully available funds to consummate the Transactions and pay the aggregate Subscription Price, on the terms and subject to the conditions set forth in this Agreement, and to satisfy all other obligations payable, or which may become payable, at, prior to the Closing Time by the GFL Minera Group pursuant to this Agreement, any Closing Ancillary Agreement, the Shareholders Agreement, the Credit Agreement and the Subordinated Loan Agreement.

4.8	No Broker

No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of the GFL Minera Group or Ganfeng Parent, other than any fees and expenses which are payable exclusively by the GFL Minera Group or Ganfeng Parent (and, for certainty, not the LAC Group, the Company or NHC).

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4.9	No Implied Representations and Warranties

Except for the representations and warranties contained in this Article 4, the GFL Group makes no other express or implied representation or warranty on behalf of or with respect to the GFL Group, NHC or the Company or with respect to the execution or delivery of this Agreement or the consummation of the Transactions contemplated hereby. Each member of the GFL Group hereby disclaims any such representation or warranty, whether by the GFL Group or any of its Affiliates, officers, directors, employees, agents or representatives or any other person, notwithstanding the delivery or disclosure to the Company, NHC, the LAC Group or any of their respective Affiliates, officers, directors, employees, agents or representatives or any other person of any documentation or other information by any member of the GFL Group or any of its Affiliates, officers, directors, employees, agents or representatives or any other person with respect to any one or more of the foregoing.

4.10	Investigation by the GFL Group

The GFL Group has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, prospects, results of operations and financial condition of the Company. In entering into this Agreement, each member of the GFL Group acknowledges that it has not relied upon any representations or opinions of the Company, NHC or the LAC Group other than the representations and warranties of the Company or the LAC Group expressly set forth in this Agreement and that it assumes all past and future risks in respect of and responsibility for its investigation of the Company and has taken such investigation into account in entering into this Agreement and completing the transactions contemplated by this Agreement.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE LAC GROUP

Each member of the LAC Group represents and warrants to the GFL Group the matters set out below:

5.1	Status of LAC and 226

LAC is a corporation duly organized and validly existing under the laws of the Province of British Columbia, Canada. 226 is a corporation duly organized and validly existing under the laws of the Province of Ontario, Canada.

5.2	Due Authorization and Enforceability of Obligations

(a)	Each member of the LAC Group has all necessary corporate power, authority and capacity to enter into this Agreement and the applicable Closing Ancillary Agreements and to carry out its obligations under this Agreement and such Closing Ancillary Agreements. The execution and delivery of this Agreement and the applicable Closing Ancillary Agreements and the consummation of the Transactions and such Closing Ancillary Agreements have been duly authorized by all necessary corporate action on the part of each member of the LAC Group, except for, as of the date of this Agreement, the LAC Shareholder Approval. This Agreement has been duly executed and delivered by each member of the LAC

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Group and constitutes, assuming the due authorization, execution and delivery by each of the other Parties, a valid and binding obligation of each member of the LAC Group enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)	Each of the Closing Ancillary Agreements will, at the Closing, have been duly executed and delivered by each applicable member of the LAC Group and will constitute, assuming the due authorization, execution and delivery by each of the other Parties, a valid and binding obligation of each member of the LAC Group enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)	The LAC Shareholder Approval is the only vote or consent of LAC Shareholders necessary to authorize the entering into by LAC of this Agreement or any Closing Ancillary Agreement or the consummation by LAC of the Transactions.

5.3	Board Approval and Recommendation

The LAC Board, after receiving financial and legal advice and following the receipt and review of the unanimous recommendation of the LAC Special Committee, has, of the directors in attendance, unanimously determined that the Transactions are in the best interests of LAC and the LAC Shareholders, other than GFL and Bangchak and their affiliates, approved the entering into by LAC of this Agreement and the Closing Ancillary Agreements and the completion of the Transactions contemplated hereby and thereby, and resolved to recommend that the LAC Shareholders vote in favour of the LAC Transaction Resolution at the LAC Shareholder Meeting (the “LAC Board Recommendation”).

5.4	Absence of Conflicts

Except for the requirement to obtain LAC Shareholder Approval, no member of the LAC Group is a party to, bound or affected by or subject to any:

(a)	Contract;

(b)	charter or by-law; or

(c)	Laws or Governmental Authorizations;

that (with or without notice or the passage of time or both) would be violated, breached by, or under which default would occur or an Encumbrance would be created, or in respect of which the obligations of the LAC Group will increase or the rights or entitlements of the LAC Group will decrease or any obligation on the part of the LAC Group to give notice to any Governmental Authority will arise, as a result of the execution and delivery of, or the performance of obligations under, this Agreement or any Closing Ancillary Agreement, except for the Credit Agreement and Subordinated Loan Agreement, for which consent has been obtained, or as would not, individually or in the aggregate, adversely affect or reasonably be expected to prevent or significantly impede or materially delay the ability of any member of the LAC Group to enter into this Agreement or any applicable Closing Ancillary Agreement or the completion of any of the Transactions.

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5.5	Litigation

There are no Claims or Proceedings, including appeals and applications for review, in progress or pending, or, to the knowledge of the LAC Group, threatened against or affecting the LAC Group before any Governmental Authority, which, if determined adversely to the LAC Group, would,

(a)	enjoin, restrict or prohibit the completion of any of the Transactions, or

(b)	delay, restrict or prevent the LAC Group from fulfilling any of its obligations set out in this Agreement or any Closing Ancillary Agreement or arising therefrom,

and the LAC Group has no knowledge of any existing ground on which any such action, suit, litigation or proceeding might be commenced with any reasonable likelihood of success.

5.6	Written Opinion of Financial Advisor

The LAC Special Committee has received a formal valuation of the Cauchari-Olaroz Project pursuant to MI 61-101 and a fairness opinion in respect of the Transactions from provided by Blair Franklin Capital Partners Inc. and such formal valuation and fairness opinion have not been withdrawn or modified.

5.7	No Broker

No broker, investment banker, financial advisor or other a Person is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with any of the Transactions based upon arrangements made by or on behalf of the LAC Group, other than fees and expenses which are payable exclusively by the LAC Group (and, for certainty, not the GFL Group, the Company or NHC).

5.8	No Implied Representations and Warranties

Except for the representations and warranties contained in this Article 5, the LAC Group makes no other express or implied representation or warranty on behalf of or with respect to the LAC Group, NHC or the Company or with respect to the execution or delivery of this Agreement or the consummation of the Transactions contemplated hereby, and/or with respect to the current legal, economic and financial status of the Company or the assets, liabilities or businesses of the Company, including the Cauchari-Olaroz Project. Each member of the LAC Group hereby disclaims any such representation or warranty, whether by the LAC Group or any of its Affiliates, officers, directors, employees, agents or representatives or any other person, notwithstanding the delivery or disclosure to the Company, NHC or the GFL Group or any of their respective Affiliates, officers, directors, employees, agents or representatives or any other person of any documentation or other information by any member of the LAC Group or any of its Affiliates, officers, directors, employees, agents or representatives or any other person with respect to any one or more of the foregoing.

5.9	Investigation by the LAC Group

The LAC Group has conducted its own independent investigation, review and analysis of the business, operations, assets, liabilities, prospects, results of operations and financial condition of

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the Company. In entering into this Agreement, each member of the LAC Group acknowledges that it has not relied upon any representations or opinions of the Company, NHC or the GFL Group other than the representations and warranties of the Company or the GFL Group expressly set forth in this Agreement and that it assumes all past and future risks in respect of and responsibility for its investigation of the Company and has taken such investigation into account in entering into this Agreement and completing the transactions contemplated by this Agreement.

ARTICLE 6
CONDITIONS IN FAVOUR OF THE GFL GROUP

The obligation of the GFL Group to complete the Transactions is subject to the satisfaction of or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the GFL Group and may be waived by GFL, on behalf of the GFL Group, in whole or in part).

6.1	Truth and Accuracy of Representations of the LAC Group at the Closing Time

All of the representations and warranties of the LAC Group made in or pursuant to this Agreement shall be true and correct as at the Closing Time (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement), except in each case as would not have a material adverse effect on the LAC Group’s ability to consummate the Transactions, and the GFL Minera Group shall have received a certificate from a senior officer of LAC confirming the foregoing on behalf of the LAC Group.

6.2	Performance of Obligations

The LAC Group shall have performed or complied in all material respects with all of its obligations and covenants under this Agreement, and the GFL Minera Group shall have received a certificate from a senior officer of LAC confirming on behalf of the LAC Group such performance or compliance.

6.3	No Proceedings

There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal, and there shall be no pending or threatened Claim of a Governmental Authority which if successful would reasonably be expected to restrain, enjoin or otherwise prohibit, the consummation of the Transactions.

6.4	Regulatory Approvals

The GFL Closing Regulatory Approvals shall have been obtained.

6.5	GFL Parent Shareholder Approval

The GFL Parent Shareholder Approval shall have been obtained at the GFL Parent Shareholder Meeting.

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ARTICLE 7
CONDITIONS IN FAVOUR OF THE LAC GROUP

The obligation of the LAC Group to complete the Transactions is subject to the satisfaction of, or compliance with, at or before the Closing Time, each of the following conditions precedent (each of which is acknowledged to be inserted for the exclusive benefit of the LAC Group and may be waived by LAC, on behalf of the LAC Group, in whole or in part).

7.1	Truth and Accuracy of Representations of the GFL Group at the Closing Time

All of the representations and warranties of the GFL Group made in or pursuant to this Agreement shall be true and correct as at the Closing Time (other than representations and warranties that are made as of a specific date, which representations and warranties shall have been true and correct as of such date) and with the same effect as if made at and as of the Closing Time (except as such representations and warranties may be affected by the occurrence of events or transactions expressly contemplated and permitted by this Agreement), except in each case as would not have a material adverse effect on the GFL Group’s ability to consummate the Transactions, and the LAC Group shall have received a certificate from a senior officer of GFL confirming the foregoing on behalf of the GFL Group.

7.2	Performance of Obligations

The GFL Group shall have performed or complied in all material respects with all of its obligations and covenants under this Agreement, and the LAC Group shall have received a certificate from a senior officer of GFL confirming on behalf of the GFL Group such performance or compliance.

7.3	No Proceedings

There shall not be in effect on the Closing Date any Order or Law restraining, enjoining or otherwise prohibiting or making illegal, and there shall be no pending or threatened Claim of a Governmental Authority which if successful would reasonably be expected to restrain, enjoin or otherwise prohibit, the consummation of the Transactions.

7.4	Regulatory Approvals

All necessary governmental or regulatory approvals and consents in respect of the Transactions required to be obtained, including the GFL Closing Regulatory Approvals, shall have been obtained on terms satisfactory to LAC, acting reasonably.

7.5	LAC Shareholder Approval

The LAC Shareholder Approval shall have been obtained at the LAC Shareholder Meeting.

7.6	Credit Agreement Consent

The lenders under the Credit Agreement (for certainty, other than GFL who has granted its consent pursuant to Section 3.7) shall have granted their consent to the Transactions in a form acceptable to LAC and GFL, each acting reasonably.

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ARTICLE 8
TERMINATION

8.1	Termination

This Agreement may be terminated on or prior to the Closing Date:

(a)	by the mutual written agreement of LAC and GFL;

(b)	by GFL, if either the Company or the LAC Group breaches any of their respective representations, warranties or covenants contained in this Agreement such that the conditions set forth in Section 6.1 or Section 6.2 are incapable of being satisfied on or before the Outside Date, provided that the GFL Group is not then in breach of this Agreement;

(c)	by LAC, if the either the Company or the GFL Group breaches any of their respective representations, warranties or covenants contained in this Agreement such that the conditions set forth in Section 7.1 and Section 7.2 are incapable of being satisfied on or before the Outside Date, provided that the LAC Group is not then in breach of this Agreement;

(d)	by GFL or LAC if the Closing Date shall not have occurred or on before the Outside Date, except that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement (including a failure or breach by any member of the LAC Group, in the case of LAC, or any member of the GFL Group, in the case of GFL) has been the cause of, or resulted in, the failure of the Closing Date to occur by the Outside Date; or

(e)	by GFL or LAC, if either (i) the LAC Shareholder Meeting is duly convened and held and the LAC Shareholder Approval shall not have been obtained or (ii) the GFL Parent Shareholder Meeting is duly convened and held and the GFL Parent Shareholder Approval shall not have been obtained; provided that a Party may not terminate this Agreement pursuant to this Section 8.1(e) if the failure to obtain the LAC Shareholder Approval or the GFL Parent Shareholder Approval, as the case may be, has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

in each case, with immediate effect upon delivery of written notice of termination or upon entering into a mutual agreement, as the case may be.

8.2	Effect of Termination

If this Agreement is terminated under Section 8.1, all further rights and obligations of the Parties under this Agreement shall terminate immediately (except in respect of any breach arising prior to such termination), except that the provisions of Article 1 [Interpretation], Section 3.6 [Funding], this Article 8 [Termination], Section 9.2, Section 9.10 and Article 11 [General] shall

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survive such termination and continue in full force and effect. The termination of this Agreement by any Party prior to the Closing Date for any reason shall not affect, impact, impair, or otherwise prejudice the rights and obligations of the parties to or under the Shareholders Agreement, the Credit Agreement, the Subordinated Loan Agreement or the GFL Offtake Agreement, which shall remain in full force and effect and binding on all parties thereto, unless and until such agreements are terminated in accordance with their respective terms.

ARTICLE 9
COVENANTS

9.1	Company & NHC Approvals

The LAC Group and the GFL Minera Group hereby consent to the performance by the Company and NHC and the performance of their respective obligations under this Agreement and all transactions contemplated by this Agreement, and this approval shall be deemed to be sufficient for all purposes of the Shareholders Agreement.

9.2	Cauchari-Olaroz Project Expansion and GFL Offtake Agreement

(a)	The Parties acknowledge that the Company is undertaking a study in respect of a possible expansion of the Cauchari-Olaroz Project from an annual capacity of 25,000 tonnes of lithium carbonate to 40,000 tonnes of lithium carbonate. If the Parties determine to proceed with an expanded development of the Cauchari-Olaroz Project, such determination shall be evidenced by the approval of an amended “Final Development Plan” (as defined in the Shareholders Agreement).

(b)	The Parties acknowledge and agree that until such time as the Company has completed a feasibility study in respect of a possible expansion to the Cauchari-Olaroz Project and prepared a technical report in compliance with NI 43-101, without the prior written consent of the other Parties, no Party shall disclose or permit disclosure of any assumptions, analysis (economic or otherwise) or material scientific and technical information regarding such possible expansion.

(c)	[redacted – commercially sensitive information]

9.3	LAC Shareholder Meeting

Subject to the terms of this Agreement, LAC shall:

(a)	convene and conduct the LAC Shareholder Meeting in accordance with LAC’s constating documents and applicable Laws, to be held reasonably contemporaneously (and in any event not earlier than) the GFL Parent Shareholder Meeting;

(b)	not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the LAC Shareholder Meeting without GFL’s prior written consent, which consent will not be unreasonably withheld, delayed or conditioned, except as required for quorum purposes (in which case the

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meeting shall be adjourned and not cancelled), by Law, by a Governmental Authority or by a valid LAC Shareholder action;

(c)	promptly advise GFL as frequently as GFL may reasonably request as to the aggregate tally of the proxies received by LAC in respect of the LAC Transaction Resolution.

9.4	LAC Circular

(a)	LAC shall, as promptly as reasonably practicable following execution of this Agreement (i) prepare the LAC Circular together with any other documents required by applicable Laws in connection with the LAC Shareholder Meeting, (ii) file the LAC Circular in all jurisdictions where the same is required to be filed and (iii) mail the LAC Circular as required under applicable Laws, provided that, in no event shall LAC be required to arrange for the filing and mailing of the LAC Circular or to convene and conduct the LAC Shareholder Meeting until both (i) Bangchak consent under the Credit Agreement has been obtained; and (ii) the Company’s capital call for expenditures in May 2019 (due in April 2019) has been received in full from GFL Minera Group and Bangchak in accordance with past capital funding practice.

(b)	LAC shall ensure that the LAC Circular complies in all material respects with all applicable Laws and contains sufficient detail to permit the LAC Shareholders to form a reasoned judgment concerning the matters to be placed before them at the LAC Shareholder Meeting, and, without limiting the generality of the foregoing, shall ensure that the LAC Circular will not contain any misrepresentation (except that LAC shall not be responsible for any information included in the LAC Circular relating to the GFL Group, Ganfeng Parent or their respective Affiliates that was provided by the GFL Group).

(c)	GFL shall provide LAC, on a timely basis, with all information regarding the GFL Group, Ganfeng Parent and their respective Affiliates as required by applicable Laws for inclusion in the LAC Circular or in any amendments or supplements to the LAC Circular. GFL shall ensure that such information does not contain any misrepresentation concerning the GFL Group, Ganfeng Parent or their respective Affiliates.

(d)	GFL and its legal counsel shall be given a reasonable opportunity to review and comment on the LAC Circular prior to the LAC Circular being printed and filed with any Governmental Authority, and reasonable consideration shall be given to any comments made by the GFL Group and its legal counsel. LAC shall provide GFL with final copies of the LAC Circular prior to the mailing to the LAC Shareholders.

(e)	LAC and GFL shall each promptly notify the other if at any time before the Closing Date either becomes aware that the LAC Circular contains a misrepresentation, or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the LAC Circular as required or appropriate, and LAC shall promptly mail or

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otherwise publicly disseminate any such amendment or supplement to the LAC Circular to the LAC Shareholders and, if required by applicable Laws, file the same with any Governmental Authority and as otherwise required.

(f)	Nothing contained in this Agreement shall prohibit the LAC Board from making a LAC Change in Recommendation or from making any disclosure to any securityholders of LAC prior to the Closing Time, including for greater certainty disclosure of a LAC Change in Recommendation, if, in the good faith judgment of the LAC Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would reasonably be expected to be inconsistent with the LAC Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including without limitation by responding to a proposal or offer to acquire under a directors’ circular or otherwise as required under securities Laws).

9.5	GFL Parent Shareholder Meeting

Subject to the terms of this Agreement, GFL Parent shall use commercially reasonable efforts to obtain the GFL Parent Shareholder Approval and shall:

(a)	convene and conduct the GFL Parent Shareholder Meeting in accordance with GFL Parent’s constating documents and applicable Laws, as soon as reasonably practicable;

(b)	not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the GFL Parent Shareholder Meeting without LAC’s prior written consent, which consent will not be unreasonably withheld, delayed or conditioned, except as required for quorum purposes (in which case the meeting shall be adjourned and not cancelled), by Law, by a Governmental Authority or by a valid GFL Parent Shareholder action; and

(c)	promptly advise LAC as frequently as LAC may reasonably request, as to the aggregate tally of the proxies received by GFL Parent in respect of the GFL Parent Transaction Resolution.

9.6	GFL Disclosure

(a)	GFL Parent shall, as promptly as reasonably practicable following execution of this Agreement (i) prepare such documents required by applicable Laws in connection with the GFL Parent Shareholder Meeting, (ii) file such disclosure in all jurisdictions where the same is required to be filed and (iii) mail such disclosure as required under applicable Laws, provided that, in no event shall GFL Parent be required to arrange for the filing and mailing of the GFL disclosure or to convene and conduct the GFL Parent Shareholder Meeting until both (i) Bangchak consent under the Credit Agreement has been obtained; and (ii) the Company’s capital call for expenditures in May 2019 (due in April 2019) has been received in full from GFL Minera Group and Bangchak in accordance with past capital funding practice.

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(b)	GFL Parent shall ensure that the disclosure provided to GFL Parent Shareholders complies in all material respects with all applicable Laws and contains sufficient detail to permit the GFL Parent Shareholders to form a reasoned judgment concerning the matters to be placed before them at the GFL Parent Shareholder Meeting, and, without limiting the generality of the foregoing, shall ensure that the disclosure will not contain any misrepresentation (except that GFL Parent shall not be responsible for any information included in the GFL Parent disclosure relating to the LAC Group that was provided by the LAC Group).

(c)	LAC shall provide GFL Parent, on a timely basis, with all information regarding the LAC Group as required by applicable Laws for inclusion in the GFL Parent disclosure or in any amendments or supplements thereto. LAC shall ensure that such information does not contain any misrepresentation concerning the LAC Group.

(d)	LAC and its legal counsel shall be given a reasonable opportunity to review and comment of the GFL Parent disclosure prior to the disclosure being printed and filed with any Governmental Authority, and reasonable consideration shall be given to any comments made by the LAC Group and its legal counsel. GFL Parent shall provide LAC with final copies of the GFL Parent disclosure prior to the mailing to the GFL Parent Shareholders.

(e)	LAC and GFL Parent shall each promptly notify the other if at any time before the Closing Date either becomes aware that the GFL Parent disclosure contains a misrepresentation, or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the GFL Parent disclosure as required or appropriate, and GFL Parent shall promptly mail or otherwise publicly disseminate any such amendment or supplement to the GFL Parent disclosure to the GFL Parent Shareholders and, if required by applicable Laws, file the same with any Governmental Authority and as otherwise required.

(f)	Nothing contained in this Agreement shall prohibit the GFL Parent Board from making a GFL Parent Change in Recommendation or from making any disclosure to any securityholders of GFL Parent prior to the Closing Time, including for greater certainty disclosure of a GFL Parent Change in Recommendation, if, in the good faith judgment of the GFL Parent Board, after consultation with outside legal counsel, failure to take such action or make such disclosure would reasonably be expected to be inconsistent with the GFL Parent Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law (including without limitation by responding to a proposal or offer to acquire under a directors’ circular or otherwise as required under securities Laws).

9.7	Notice by the Parties of Certain Matters

Prior to the Closing, each Party shall promptly notify the other Parties of:

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(a)	any notice or other communication from (i) any Governmental Authority in connection with this Agreement or the Transactions, or (ii) any Person (x) alleging that the consent of such Person is or may be required in connection with the Transactions, or (y) threatening, requesting or delivering an Order restraining or enjoining the consummation of the Transactions; and

(b)	the occurrence of any event that would reasonably be expected to result in the failure of one or more of the conditions to Closing set out in Article 6 or Article 7 to be met by the Closing Date and/or the Outside Date.

9.8	Actions to Satisfy Closing Conditions

(a)	Subject to Section 9.9, each of the Parties shall use commercially reasonable efforts to take or cause to be taken (including by causing NHC and the Company to take) all actions and to do or cause to be done all things necessary under the terms of this Agreement or under applicable Laws to cause the satisfaction of the conditions set forth in Article 6 and Article 7 and to consummate the Transactions and the Parties shall reasonably cooperate with each other with respect to each of the foregoing; and

(b)	Each of the Parties shall not take any action, shall refrain from taking any action, and shall not permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, materially impede or materially delay the consummation of the Transactions.

(c)	The Parties shall proceed forthwith, and will use commercially reasonable efforts in respect thereof, to negotiate in an honest, candid and forthright manner, to finalize a mutually acceptable Amended Shareholders Agreement prior to Closing, and agree to execute the Amended Shareholders Agreement if, as and when Closing occurs. The Amended Shareholders Agreement will incorporate the terms and conditions set forth in Exhibit A and such other terms and conditions as may be agreed by the Parties.

9.9	Regulatory Approvals

(a)	The GFL Group shall use its best efforts to obtain as promptly as practicable following execution of this Agreement each of the GFL Closing Regulatory Approvals, including providing or submitting on a timely basis all filings, written submissions, documentation and information that are required, or in the reasonable opinion of any Party, advisable, in connection with obtaining the GFL Closing Regulatory Approvals. GFL and LAC shall cooperate with one another in connection with obtaining the GFL Closing Regulatory Approvals and the GFL Group shall not take any actions or steps that would be reasonably likely to adversely impact the likelihood of receiving any GFL Closing Regulatory Approval. LAC shall be entitled to review and comment upon any written application or submission for any GFL Closing Regulatory Approval prior to such applications or submissions being made, it being understood that the draft application or submission shall be amended to reflect such comments inasmuch as

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GFL considers such comments to be appropriate, in its reasonable discretion. GFL shall not make any filings or written submissions, or make any documentation or information available to any Governmental Authority relating to the Transactions or in connection with seeking and obtained Regulatory Approvals that includes any non-public information regarding the LAC Group, NHC or the Company without LAC’s prior written consent, acting reasonably.

(b)	Without limiting the generality of the foregoing, the GFL Group shall make the applications and filings and submissions in respect of each of the GFL Closing Regulatory Approvals as soon as reasonably practicable and in any event prior to the sending of the LAC Circular and the GFL disclosure documents).

(c)	The GFL Group a shall use its best efforts to avoid, resolve, or rescind any application, proceeding or Order or threatened application, proceeding or Order made or brought by any Governmental Authority in respect of the Transactions. In connection with, but without limiting the generality of, the foregoing, the GFL Group shall (i) promptly respond to any questions or requests for information from any Governmental Authority relating to the transactions contemplated by this Agreement, including providing or submitting on a timely basis all filings, written submissions, documentation, and information that is required or advisable to fully respond to such questions or requests for information, and (ii) provide or submit to such Governmental Authority all other filings, submissions, documentation, and information that is advisable.

(d)	The GFL Group shall keep LAC fully informed as to the status of and the processes and proceedings relating to obtaining the GFL Closing Regulatory Approvals and any review, investigation or inquiry by another Governmental Authority relating to the Transactions, and shall notify LAC of any notice or other written communication, as applicable, of any correspondence, deficiency responses, and responses to information requests from any Governmental Authority, or any other review, investigation or inquiry relating to the transactions contemplated by this Agreement. Promptly following the date of this Agreement, the GFL Group shall cause its legal counsel in the relevant jurisdiction to provide LAC with a written summary setting forth its timeline and strategy for obtaining the GFL Closing Regulatory Approvals, and the GFL Group shall promptly notify LAC of any deviations made by it from such timeline and strategy.

9.10	Public Notices and Shareholder Communications

LAC (on behalf of the LAC Group) and GFL (on behalf of the GFL Group) shall mutually agree on the disclosure with respect to the Transactions to appear in the initial press release to be issued by each of them as promptly as practicable after execution and delivery of this Agreement. Prior to the Closing Time, no Party shall issue any press release or otherwise make any public statements with respect to this Agreement or the Transactions without the consent of LAC and GFL, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party shall permit LAC and GFL to review and comment on all such press releases prior to the release thereof, shall enable LAC and GFL to review and comment on such filings prior to the filing thereof (other than with respect to confidential information contained in such filing) and shall consider to incorporate the comments of LAC and GFL in good faith; provided, however,

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that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing in accordance with applicable securities Laws. For the avoidance of doubt, the foregoing shall not prevent any Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as such statements and announcements to the extent relating to this Agreement or the Transactions, are limited in content to that contained in the most recent press releases, public disclosures or public statements made by the Parties with respect to this Agreement or the Transactions.

9.11	Confidentiality

LAC Group and GFL Group acknowledge that the Shareholders Agreement, including the provisions thereof relating to the treatment of “Confidential Information” and “Trade Secrets” (as defined therein) as it relates to the Company and the Cauchari-Olaroz Project, remain in full force and effect pursuant to the terms thereof.

ARTICLE 10
INDEMNIFICATION

10.1	Survival

All representations and warranties, and the covenants that by their terms are applicable following the Closing, contained in or made pursuant to this Agreement on the part of each of the Parties shall survive and shall not merge following any or all of the following:

(a)	the Closing;

(b)	the execution and delivery under this Agreement of any share or security transfer instruments or other documents of title to any of the Issued Shares or othe instruments or agreements contemplated to be delivered pursuant to this Agreement; and

(c)	the completion of any or all of the Transactions.

10.2	Indemnification by the LAC Group

The LAC Group shall, on a joint and several basis, indemnify and save harmless the GFL Group from and against all Losses, whether or not arising due to third party Claims, which any member of the GFL Group may suffer or incur, directly or indirectly, as a result of or in connection with or arising from:

(a)	any non-fulfilment or breach of any covenant or agreement on the part of the LAC Group contained in or made pursuant to this Agreement; and

(b)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the LAC Group contained in or made pursuant to this Agreement.

10.3	Indemnification by the GFL Minera Group

The GFL Minera Group shall, on a joint and several basis, indemnify and save harmless the LAC Group from and against all Losses, whether or not arising due to third party Claims, which any

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member of the LAC Group may suffer or incur, directly or indirectly, as a result of or in connection with or arising from:

(a)	any non-fulfilment or breach of any covenant or agreement on the part of the GFL Group contained in or made pursuant to this Agreement; and

(b)	any misrepresentation or any incorrectness in or breach of any representation or warranty of the GFL Group contained in or made pursuant to this Agreement.

10.4	Exclusive Remedy

From and after Closing, and subject to Section 11.2, the rights of indemnity set forth in this Article 10, together with rights under the Shareholders Agreement, Credit Agreement and Subordinated Loan Agreement, are the sole and exclusive remedy of each Party in respect of any misrepresentation, incorrectness in or breach of any representation or warranty, or breach of covenant, by the other Party under this Agreement. Accordingly, the Parties waive, from and after the Closing, any and all rights, remedies and claims that one Party may have against the other or their respective Affiliates or Representatives, whether at law, under any statute or in equity, or otherwise, directly or indirectly, relating to the provisions of this Agreement or the Transactions other than as expressly provided for in this Article 10, other than those arising with respect to any fraud or wilful misconduct and other than those provided for in other agreements or certificates delivered pursuant to this Agreement. The Parties agree that if any Claim for indemnification is made by one Party in accordance with Section 10.2 or Section 10.3, as the case may be, and there has been a refusal by the other Party to make payment or otherwise provide satisfaction in respect of such Losses, then a legal proceeding is the appropriate means to seek a remedy for such refusal. This Article 10 shall remain in full force and effect in all circumstances and shall not be terminated by any breach (fundamental, negligent or otherwise) by any Party of its representations, warranties or covenants under this Agreement or under any Closing document or by any termination or rescission of this Agreement by any Party.

ARTICLE 11
GENERAL

11.1	Non-Waiver

No waiver of any condition or other provisions, in whole or in part, shall constitute a waiver of any other condition or provision (whether or not similar) nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

11.2	Specific Performance

Notwithstanding Section 10.4, the Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree (and further agree not to take any contrary position in any litigation concerning this Agreement) that (a) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches or threatened breaches of this

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Agreement and to enforce specifically the terms and provisions hereof in the courts of the Province of Ontario without proof of damages or otherwise, and that such relief may be sought in addition to and shall not limit, diminish, or otherwise impair, any other remedy to which they are entitled under this Agreement, at law, in equity or otherwise, (b) the provisions set forth in Article 10 are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and shall not be construed to limit, diminish or otherwise impair in any respect any Party’s right to specific enforcement, and (c) the right of specific enforcement is an integral part of the Transactions and without that right, the Parties would not have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (A) the other Parties have an adequate remedy at law or (B) an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

11.3	Expenses and Taxes

Except as otherwise provided in this Agreement, each Party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the Transactions, provided that the Parties agree that the Company and NHC shall be responsible for their own costs and expenses.

11.4	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by e-mail:

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(a)	in the case of a Notice to any member of the LAC Group at:

Lithium Americas Corp.
300 - 900 Hastings Street
Vancouver, BC V6C 1E6
Canada

	Attention:	Tom Hodgson
	E-mail:	tom.hodgson@lithiumamericas.com
and to:
	Attention:	Legal
	E-mail:	legal@lithiumamericas.com

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
Suite 6200, 1 First Canadian Place
Toronto, ON M5X 1B8
Canada

	Attention:	Emmanuel Pressman and James R. Brown
	E-mail:	epressman@osler.com
jbrown@osler.com

(b)	in the case of a Notice to any member of the GFL Group at:

GFL International Co., Ltd.
Room 2103, Tung Chiu Commercial Centre
193 Lockhart Road
Wan Chai, Hong Kong

	Attention:	Xiaoshen Wang
	Email:	wangxiaoshen@ganfenglithium.com

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP
550 Burrard Street, Suite 2300, Bentall 5
Vancouver, BC V6C 2B5 Canada

	Attention:	Linda J. Hogg
	E-mail:	linda.hogg@gowlingwlg.com

Any Notice delivered or transmitted to a Party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if the Notice is delivered or transmitted after 5:00 p.m. local time or if such day is not

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a Business Day then the Notice shall be deemed to have been given and received on the next Business Day.

Any Party may, from time to time, change its address by giving Notice to the other Parties in accordance with the provisions of this Section.

11.5	Assignment

No Party may assign this Agreement or any rights or obligations under this Agreement without the prior written consent of LAC and GFL.

11.6	Enurement

This Agreement enures to the benefit of and is binding upon the Parties and their respective successors (including any successor by reason of amalgamation of any Party) and permitted assigns.

11.7	Amendment

No amendment, supplement, modification or waiver or termination of this Agreement and, unless otherwise specified, no consent or approval by any Party, is binding unless executed in writing by the Party to be bound thereby.

11.8	Further Assurances

The Parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the Transactions, and each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Closing, including such further documents as may be reasonably requested by LAC in further of the consent contained in Section 3.7.

11.9	Execution and Delivery

This Agreement may be executed by the Parties in counterparts and may be executed and delivered by facsimile or other electronic means and all such counterparts and facsimiles or electronic deliveries together constitute one and the same agreement.

11.10	Attornment

(a)	Each Party submits to the exclusive jurisdiction of any Ontario courts sitting in Toronto in any action, application, reference or other proceeding arising out of or related to this Agreement and agrees that all claims in respect of any such actions, application, reference or other proceeding shall be heard and determined in such Ontario courts. Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action, application or proceeding. Each Party consents to any action, application, reference or other proceeding arising out of or related to this Agreement being tried in Toronto and, in particular, being placed on the Commercial List of the Ontario Superior Court of Justice.

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(b)	The Parties shall not raise any objection to the venue of any action, application, reference or other proceeding arising out of or related to this Agreement in the Ontario Courts sitting in Toronto, including the objection that the proceedings have been brought in an inconvenient forum.

(c)	Each of GFL, GHC and GFL Parent irrevocably appoints Gowling WLG (Canada) LLP at its address at 550 Burrard Street, Suite 2300, Bentall 5, Vancouver, BC, V6C 2B5, Canada (the “Process Agent”) as its agent to receive on behalf of it and its property, service of any documents by which any action, application, reference or other proceeding arising out of or related to this Agreement is commenced. Such service may be made by delivering a copy of such documents to the such Party in care of the Process Agent at the Process Agent’s above address or as notified pursuant to the notice provisions of this Agreement, and each of GFL, GHC and GFL Parent irrevocably authorizes and directs the Process Agent to accept such service on its behalf.

(d)	A final judgment in any such action, application or proceeding is conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner specified by law and must not be re-litigated on the merits.

[Signature pages follow]

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IN WITNESS OF WHICH the Parties have executed this Agreement.

GFL INTERNATIONAL CO LTD.

By:	“Wang Xiaoshen”
Name: Wang Xiaoshen
Title: Executive Director

GANFENG LITHIUM NETHERLANDS CO., B.V.

By:	“Wang Xiaoshen”
Name: Wang Xiaoshen
Title: Managing Director

GANFENG LITHIUM NETHERLANDS CO., B.V.

By:	“Bart Willem de Sonnaville”
Name: Bart Willem de Sonnaville
Title: Managing Director B

GANFENG LITHIUM CO., LTD.

By:	“Liangbin Li”
Name: Liangbin Li
Title: Executive Director

Signature Page to Transaction Agreement

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LITHIUM AMERICAS CORP.

By:	“W. Thomas Hodgson”
Name: W. Thomas Hodgson
Title: Chief Executive Officer

2265866 ONTARIO INC.

By:	“W. Thomas Hodgson”
Name: W. Thomas Hodgson
Title: Director

Signature Page to Transaction Agreement

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EXAR CAPITAL B.V.

By:	“W. Thomas Hodgson”
Name: W. Thomas Hodgson
Title: Managing Director A

EXAR CAPITAL B.V.

By:	“Bart Willem de Sonnaville”
Name: Bart Willem de Sonnaville
Title: Managing Director B

Signature Page to Transaction Agreement

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EXHIBIT A
SHAREHOLDER AGREEMENT AMENDMENTS

[redacted – commercially sensitive information]

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